Exhibit EX-99
Consolidated Financial Statements in accordance with IFRS as of March 31, 2004


CONSOLIDATED INCOME STATEMENT IN ACCORDANCE WITH IFRS IN MILLION CZK

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                                                      1-3/2003      1-3/2004
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Revenues                                                   15 835        27 668
Sales of electricity                                       14 962        25 538
Heat sales and other revenues                                 873         2 130

Operating expenses                                         11 191        19 387
Fuel                                                        3 811         3 823
Purchased power and related services                        1 790         7 380
Repairs and maintenance                                       415           641
Depreciation and amortization                               3 140         4 575
Salaries and wages                                            963         1 984
Materials and supplies                                        372           727
Other operating expenses                                      700           257

Income before other expense/income and                      4 644         8 281
income taxes
Other expenses/income                                          96           929
Interest on debt, net of capitalized interest                  84           430
Interest on nuclear provisions                                418           493
Interest income                                               -26           -39
Foreign exchange rate losses/gains, net                      -352           584
Gain on sale of subsidiary
Other expenses/income, net                                    217          -103
Income from associates                                       -245          -436

Income before income taxes                                  4 548         7 352

Income taxes                                                1 211         1 688

Income after income taxes                                   3 337         5 664

Minority interests                                                          410

Net income                                                  3 337         5 254
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CONSOLIDATED BALANCE SHEET IN ACCORDANCE WITH IFRS IN MILLION CZK

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
                                                      31.3.2003     31.12.2003      31.3.2004
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Assets                                                    233 119        274 143        276 905

Fixed assets                                              213 617        254 443        251 362

Plant in service                                          242 785        363 165        364 113
Less accumulated provision for depreciation               106 273        150 426        154 906
                                                   ---------------------------------------------
Net plant in service                                      136 512        212 739        209 207
Nuclear fuel, at amortized cost                             7 529          9 574          8 854
Construction work in progress                              56 526         10 204         10 686
Investment in associates                                    6 126         10 999         11 441
Investments and other financial assets, net                 5 812          8 642          8 900
Intangible assets, net                                      1 112          1 997          1 942
Deferred tax assets                                                          288            332

Current assets                                             19 502         19 700         25 543

Cash and cash equivalents                                   8 348          4 014          7 794
Receivables, net                                            4 281          7 063          6 810
Income tax receivable                                       1 995            103            362
Materials and supplies, net                                 2 629          3 242          3 732
Fossil fuel stock                                             606            979            743
Other current assets                                        1 643          4 299          6 102

Shareholders<180>equity and liabilities                   233 119        274 143        276 905

Shareholders<180>equity                                   147 016        149 687        155 428

Stated capital                                             59 041         59 152         59 221
Retained earnings and other reserves                       87 975         90 535         96 207

Minority interests                                                         7 893          8 527

Long-term liabilities                                      55 793         59 486         59 914

Long-term debt, net of current portion                     31 751         30 965         31 083
Accumulated provision for nuclear
decommissioning and fuel storage                           24 042         28 164         28 312
Other long-term liabilities                                                  357            519

Deferred taxes liability                                   12 938         14 721         16 155

Current liabilities                                        17 372         42 356         36 881

Short-term loans                                                           2 320            216
Current portion of long-term debt                           7 206          5 691          5 799
Trade and other payables                                    6 738         20 578         15 988
Income tax payable                                            494          3 203          3 063
Accrued liabilities                                         2 934         10 564         11 815
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CONSOLIDATED CASH FLOW STATEMENT IN ACCORDANCE WITH IFRS IN MILLION CZK


                                                                                      1-3/2003      1-3/2004
                                                                                   ----------------------------
Operating activities:
Income before income taxes                                                                 4 548         7 352
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
      Depreciation and amortization and asset write-offs                                   3 141         4 575
      Amortization of nuclear fuel                                                           564           838
      Gain/Loss in fixed assets retirements                                                   -4           -61
      Foreign exchange rate loss (gain)                                                     -352           584
      Interest expense, interest income and dividends income, net                             58           391
Provision for nuclear decommissioning and fuel storage                                       156           120
Provisions for doubtful accounts, environmental claims and other adjustments                   1          -595
Income from associates                                                                      -245          -436
Changes in assets and liabilities:                                                          -856        -3 172
      Receivables                                                                           -228         1 373
      Materials and supplies                                                                -162           -52
      Fossil fuel stocks                                                                      12           236
      Other current assets                                                                   267        -1 139
      Trade and other payables                                                            -1 588        -4 525
      Accrued liabilities                                                                    843           935
Cash generated from operations                                                             7 011         9 596
      Income taxes paid                                                                     -577          -506
      Interest paid, net of interest capitalized                                            -171          -546
      Interest received                                                                       28            46
      Dividends received
Net cash provided by operating activities                                                  6 291         8 590

Investing activities:
Acquisition of subsidiaries, net of cash                                                                   249
Proceeds from disposal of a subsidiary, net of cash
Additions to property, plant and equipment and other non-current assets                   -1 437        -2 503
Proceeds from sales of fixed assets                                                           34           135
Change in decommissioning and other restricted funds                                         -50           -57
Total cash used in investing activities                                                   -1 453        -2 176

Financing activities:
Proceeds from borrowings                                                                                 1 664
Payments of borrowings                                                                      -731        -4 447
Proceeds from other long-term liabilities                                                                   48
Payments of other long-term liabilities                                                                    -36
Dividends paid to group shareholders                                                                        19
Dividends paid to minority interests
Acquisition/sale of treasury shares                                                            4            74
Total cash provided by (used in) financing activities                                       -727        -2 678

Net effect of currency translation in cash                                                    12            44
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

Net increase/decrease in cash and cash equivalents                                         4 123         3 780
Cash and cash equivalents at beginning of period                                           4 225         4 014
Cash and cash equivalents at end of period                                                 8 348         7 794

Supplementary cash flow information
Total cash paid for interest                                                                 640           664

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CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY IN ACCORDANCE WITH IFRS IN
MILLION CZK

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                                                   Stated     Translation    Fair Value    Retained   Total Equity
                                                   Capital    Differences     and Other    Earnings
                                                                              Reserves
December 31, 2002, as previously reported             59 041                                   84 634       143 675
Net Income for period 1-3/2003                                                                  3 337         3 337
Returned dividends on treasury shares                                                               4             4
March 31, 2003                                        59 041                                   87 975       147 016
Change in accounting policy - effect of change
in group structure                                                                                609           609
April 1, 2003, as restated                            59 041                                   88 584       147 625
Net Income for period 4-12/2003                                                                 2 595         2 595
Change in fair value of available-for-sale                                           -101                      -101
financial assets recognized in equity
Gain on sale of subsidiary EEPS, net of tax                                                     7 162         7 162
Effect of acquisition of REAS on equity                                                        -5 023        -5 023
Sale of treasury shares                                  111                                       -5           106
Dividends declared                                                                             -2 657        -2 657
Share options                                                                          21                        21
Share on equity movements of associates                                                           -25           -25
Other movements                                                           1            -1         -16           -16
December 31, 2003                                     59 152              1           -81      90 615       149 687
Net Income for period 1-3/2004                                                                  5 254         5 254
Effect of acquisition of SKODA PRAHA on equity                                                    404           404
Sale of treasury shares                                   69                                        4            73
Share on equity movements of associates                                                            11            11
Other movements                                                           1                        -2            -1
March 31, 2003                                        59 221              2           -81      96 286       155 428
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